EXHIBIT 12
CINEMARK HOLDINGS, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Period From	Period From
	January 1, 2004	April 2, 2004		Year Ended
	to	to		December 31,
	April 1, 2004	Dec. 31, 2004	2005	2006	2007	2008

Computation of Earnings:

Pretax income (loss) from continuing operations before equity income (loss) and minority interests	$(11,342)	$13,202	$(15,303)	$16,641	$204,136	$(21,002)
Add:

Fixed charges	21,864	87,668	125,121	156,991	208,723	182,185

Amortization of capitalized interest	115	345	470	472	474	489

Distributed income (loss) of equity investees	37	136	227	(1,646)	(2,462)	(2,373)
Pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Less:

Capitalized interest	(73)	(334)	(74)	(86)	(618)	(270)
Preference security dividend requirements of cons subs	—	—	—	—	—	—
Minority interest in pretax income of subs that have not incurred fixed charges	(1,466)	(2,887)	(924)	(1,469)	(792)	(3,895)

TOTAL EARNINGS	$9,135	$98,130	$109,517	$170,903	$409,461	$155,134

Computation of Fixed Charges:
Interest expense	11,972	56,231	81,342	105,986	140,869	111,362
Capitalized interest	73	334	74	86	618	270
Amortization of debt issue costs	590	1,918	2,740	3,342	4,727	4,696
Interest factor on rent expense	9,229	29,185	40,965	47,577	62,509	65,857

TOTAL FIXED CHARGES	$21,864	$87,668	$125,121	$156,991	$208,723	$182,185

RATIO OF EARNINGS TO FIXED CHARGES (1)	—	1.12x	—	1.09x	1.96x	—

(1)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue cost and that portion of rental expense which we believe to be representative of the interest factor. For the period from January 1, 2004 to April 1, 2004 and the years ended December 31, 2005 and 2008, earnings were insufficient to cover fixed charges by $12.7 million, $15.6 million, and $27.1 million, respectively.